Mail Stop 4720
                                                           September 28, 2017


Via E-mail
Mr. Ismail Dawood
Chief Financial Officer
Santander Consumer USA Holdings Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

       Re:    Santander Consumer USA Holdings Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 28, 2017
              Form 10-Q for the Fiscal Quarter Ended September 30, 2017 Filed August 2, 2017
              File No. 001-36270

Dear Mr. Dawood:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 46

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 60

Provision for Credit Losses, page 61

1. We note that on page 59 of the 2015 Form 10-K/A, you disclose that your credit loss forecasting models were not calibrated for a higher concentration of loans with limited bureau information and that you recorded a $149 million qualitative adjustment to accommodate additional expected charge offs. We also note that on page 61 of your
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 2

       2016 Form 10-K, you make reference to this qualitative adjustment recorded during
       2015, but do not indicate whether such a qualitative adjustment continues to be recorded.
       Please respond to the following:

           Tell us whether the models have been re-calibrated in 2016 or 2017. If so, tell us when and describe for us the modeling and other changes made to capture this in your credit loss forecasting models.

           Tell us whether you took a qualitative adjustment in either 2016 or 2017 related to this matter. If so, please quantify for us the amount of the adjustments, and describe the changes in the level of the adjustment between 2015 and 2017, as applicable.

Credit Quality, page 64

Deferrals and Troubled Debt Restructurings, page 66

2. We note your disclosure that at the time a deferral is granted, all delinquent amounts may be deferred or paid, resulting in the classification of the loan as current and therefore not considered a delinquent account. Please respond to the following:

           Tell us whether there are instances where you would not consider all delinquent amounts current at the time the deferral is granted, and quantify those scenarios relative to the scenarios where all delinquent amounts are considered current.

           Tell us whether you require a period of performance under the deferral or modified terms prior to deciding whether to consider all delinquent amounts current.


3. We note that the level of deferrals on retail installment contracts that have been deferred twice, deferred 3-4 times, and deferred greater than 4 times continues to increase each period, such that at June 30, 2017, these deferrals make up 7.7%, 8.6% and 0.3% of your deferral population. Please respond to the following:

           In light of the significance of the deferrals which are considered troubled debt restructurings (TDRs), and the subsequent high levels of those which require further deferral after that, please tell us why you only consider a TDR to have subsequently defaulted upon charge-off at the earlier of the date of repossession or 120 days past due (per page 108).

           We note your disclosure on page 24 of your June 30, 2017 Form 10-Q that for TDR modifications, and for TDR modifications that subsequently default, the allowance methodology remains unchanged. Please tell us how you factor in the likelihood of default in your TDR allowance methodology, including the data considered in this analysis, in light of the high level of subsequent deferrals which would not be considered defaults of the original TDR based on your definition. Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 3


Note 1 Description of Business, Basis of Presentation, and Significant Accounting Policies and
Practices, page 89

Retail Installment Contracts, page 90

4. We note your disclosure that you estimate future principal prepayments in the calculation of the constant effective yield. Please respond to the following:

           Tell us the levels used for purposes of estimating the constant effective yield. For example, describe whether you aggregate loans by period of origination, collateral type or some other fashion.

           Please tell us, and revise future filings to disclose, the quantitative assumptions used in estimating the prepayment estimate, in accordance with ASC 310-20-50-2.

Leased Vehicles, net, page 92

5. We note your disclosure that the expected residual value, and accordingly the monthly depreciation expense may change throughout the term of the lease. Your disclosure goes on to state that you estimate expected residual values using independent data sources and internal models that take into consideration economic conditions, current auction results, your remarketing abilities and manufacturer vehicle and marketing programs. Given your disclosures regarding the ongoing decline in used vehicle sale prices, as discussed on pages 7-10, please tell us whether you have made any changes to your depreciation rates since January 1, 2015. If so, please quantify those changes, the class of leased assets impacted, and clearly indicate the periods the changes were effective.

6. We note your disclosure that you periodically evaluate your investment in operating leases for impairment if circumstances, such as a general decline in used vehicle values, indicate that impairment may exist. However, we also note your disclosure on page 79 that impairment of an operating lease asset is assessed upon the occurrence of a triggering event, which you disclose are systemic, observed events impacting the used vehicle market, such as shocks to oil and gas prices. Lastly, you state that you have not taken any such impairment charges. Please respond to the following:

           In light of the similar reasons for adjusting depreciation expense, and for assessing the operating lease for impairment, please tell us in more detail how you would evaluate whether to adjust future depreciation rates versus take an impairment charge.

           Given your disclosure of the ongoing decline in used vehicle sales prices on pages 7-
           10, please tell us whether you have performed an impairment assessment for your investment in operating leases.
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 4

          Tell us whether you have a specific threshold that is considered when evaluating the size of the general decline in used vehicle values and the necessity for performing an impairment assessment.

Note 9   Other Assets, page 119

7. We note that the upfront fee related to the Chrysler agreement totaled $95.0 million as of
       December 31, 2016. We also note the significant disparity between the penetration standards agreed to with Chrysler, and the actual penetration rates, which, other than program year 1, have always remained well below the target penetration rate, as disclosed on page 46. Please respond to the following:

          Tell us whether you performed an impairment assessment for this upfront fee in light of the fact that you have been unable to meet the penetration targets, and the fact that the disparity between the targets and actual have only continued to grow. If so, please tell us how this assessment was performed, and if not, please tell us why.

          We note your disclosure on page 46 that Chrysler Capital continues to be focal point of your strategy, and that you remain committed to the Chrysler agreement.
          However, we also note your disclosure on page 123 that Chrysler may terminate the agreement if you do not meet the penetration rates for the first five years of the agreement. Tell us whether Chrysler would be able to keep the existing upfront fee if they chose to terminate the contract due to the targets not being met.

          Tell us whether Chrysler has provided you with any indications that it is considering canceling or amending this agreement.

Note 11   Commitments and Contingencies, page 123

Legal and Regulatory Proceedings, page 124

8. We note your disclosure that you are unable to reasonably estimate your potential exposure, if any, to the lawsuits, regulatory matters and other legal proceedings at this time, but it is reasonably possible that actual outcomes or losses may differ materially from your assessment, and adverse resolution of any of the matters could have a material adverse effect on your financial position, liquidity, and results of operation. However, we also note that in prior filings, including your September 30, 2016 Form 10-Q, and your December 31, 2015 Form 10-K/A, you conclude that you do not believe there are any proceedings, threatened or pending, that if determined adversely, would have a material adverse effect on your consolidated financial position, results of operations, or liquidity. Please respond to the following:

          Given the change in your disclosure where you now conclude that adverse resolution of any of the matters could have a material effect to you, please tell us how you
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 5

          concluded that you cannot estimate the reasonably possible additional loss or range of loss, for at least certain of the matters.

          If you continue to believe that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 18   Investment Gains/Losses

9. We note that lower of cost or market adjustments on your personal loans are principally driven by customer default activity. Specifically, you recognized $429.1 million of lower of cost or market adjustments due to customer default activity, out of $423.6 million of total lower of cost or market adjustments during the year ended December 31, 2016. We also note your disclosure on page 137 that these personal loans held for sale are valued based on significant unobservable inputs on key assumptions, including historical default rates and credit loss expectations. Please respond to the following:

          Tell us whether you are estimating customer default activity, or whether you are measuring the impact of the defaults as they occur.

          In light of the fact that your gross personal loan balances continues to decrease, please describe for us in further detail the significant drivers of the continued write-
          downs due to customer default activity occurring during 2016 and the six months ended June 30, 2017.

          Identify the specific assumptions that have the most significant impact on the write-
          down to fair value and tell us whether they are one of the unobservable inputs to the fair value disclosed on page 49 of your June 30, 2017 Form 10-K (and which were not disclosed in the 2016 Form 10-K). If so, tell us the comparable inputs to the fair value during 2015 and 2016.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Note 4 - Credit Loss Allowance and Credit Quality, page 19

10. We note your disclosure on page 21 regarding the differentiation between required minimum payment amounts for receivables originated before and after January 1, 2017 for purposes of determining delinquency statistics. Specifically, you revised the required
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 6

      minimum payment to be 90% of the scheduled payment from the previously used 50% of the scheduled payment for receivables acquired by the Company from an unaffiliated third party originator or originated by the Company.

         Tell us the reason for this change and how you considered whether it constituted a change in accounting policy or principle or a correction of an error under ASC 250.

         Tell us whether you performed an analysis to evaluate the significance of this change to your delinquency statistics for prior periods. If so, please tell us the results of this analysis.

         In light of the fact that delinquencies are a direct input to your allowance methodology, as disclosed on page 91 of your Form 10-K, please tell us whether you evaluated the impact of this change to your allowance methodology.

11. We note your disclosure on page 21 and elsewhere in the filing that retail installment contracts and personal amortizing term loans are classified as non-performing when they are greater than 60 days past due as to contractual principal or interest payments. You also state on page 58 that you generally discontinue and reverse accrued income once a loan becomes more than 60 days past due, with certain exceptions. However, footnotes to your tabular delinquency disclosures, such as on page 21, state that interest is accrued until 60 days past due, and delinquencies in your filing are shown for balances over 59 days past due. This seems inconsistent with your narrative, and the quantitative presentation appears to differ from your approach in the 2016 10-K, in which you show delinquencies in buckets of 0-60 days past due and over 60 days past due, versus 31-59 days past due and over 59 days past due in the Form 10-Q. In addition, the year-end delinquency balances shown in the June 30, 2017 Form 10-Q appear to differ from those shown on page 105 of the 2016 Form 10-K. Please address the following:

         Tell us why the total delinquent principal amounts shown as of December 31, 2016 differ from what was disclosed in the 2016 Form 10-K. For example, total delinquent principal was $4.1 billion as of December 31, 2016 in the Form 10-K, but $4.5 billion in the Form 10-Q.

         Tell us whether the whether the differences between the December 31,
2016
         delinquency amounts shown for each category in the Form 10-K and the Form 10-Q are driven by the one day change in delinquency buckets.

         Explain the driver for the change in the tabular bucket breakout.

         Clarify your nonaccrual policy and what happens to loans that are 60 days past due.

         Tell us whether your nonaccrual policy changed from prior periods, describe the driver for the change, and tell us how you considered ASC 250 or other relevant accounting literature in making your determinations.
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 7


           We note your definition of the "delinquency ratio" on page 62, which is defined as the ratio of end of period delinquent principal over 60 days to end of period gross balance of the respective portfolio, excluding capital leases. Please tell us whether any changes are planned for the calculation of this ratio, in light of the disclosure change to your delinquency buckets (to now be over 59 days past due).

12.    We note your disclosure on page 23 that troubled debt restructurings
(TDRs) placed on
       nonaccrual status are considered for return to accrual when a "sustained period" of repayment performance has been achieved. On page 108 of your 2016 10-K filing, your disclosure states that they are returned to accrual "when the account is 60 days or less past due". Please tell us how you define "sustained period." If the definition differs from your previously disclosed "60 days or less past due," please explain the driver for the change and how you considered ASC 250 when making the change and deciding on appropriate disclosures to reflect it.

Item 2   Management's Discussion and Analysis of Financial Condition and
Results of
Operations, page 51

Provision for Credit Losses, page 66

13. We note your disclosure that during the three months ended June 30, 2107, you changed the model used for estimating the allowance for credit losses on individually acquired retail installment contracts from the vintage loss model to a transition based Markov model. Your disclosure states that the new model provides data on a more granular and disaggregated/segment basis as it utilizes recently observed loan transition rates from various loan statuses to forecast future losses. Lastly, you state that the change did not have a significant impact on the amount of the allowance for loan losses recognized during the six month period ended June 30, 2017. Please respond to the following:

           Describe for us the data that is now provided on a more granular and disaggregated/segment basis, relative to the prior vintage loss model.

           Tell us the potential risks that you now believe this level of disaggregation is able to provide relative to the information based on your prior vintage loss model.

           You state that the change was made during the three months ended June 30, 2017, but state that the change did not have a significant impact on the amount of the allowance recognized during the six month period ended June 30, 2017. Please quantify for us the amount of the allowance change as of June 30, 2017 due to this change in modeling.

           Tell us whether you evaluated the impact of the use of this model, relative to the vintage loss model, for periods prior to June 30, 2017. If so, describe for us the impacts.
 Mr. Ismail Dawood
Santander Consumer USA Holdings Inc.
September 28, 2017
Page 8


          Tell us whether the new granular and disaggregated/segment basis used for this modeling will also be used for your troubled debt restructuring (TDR) allowance methodology.

Deferrals and Troubled Debt Restructurings, page 123

14. We note your disclosure that you have $2.6 billion and $1.4 billion of modified loans which are not considered troubled debt restructuring (TDRs) as of June 30, 2017 and
       December 31, 2016 because they are comprised of loans modified by the Company to adjust the interest rate quoted in a dealer-arranged financing. Your disclosure goes on to state that beginning in the third quarter of 2016, in conjunction with consumer practices, you reassess the contracted APR when changes in the deal structure are made (e.g. higher down payment, lower vehicle price, etc.), and if any changes result in a lower APR, the contracted rate is reduced. Please respond to the following:

          In light of the disclosed nature of the deal structure changes, tell us why deal structure changes are occurring so frequently on your retail installment contracts.

          Please tell us who initiates the deal structure changes.

          Tell us how long after the original retail installment contract is signed can deal structure changes be made.

          Quantify for us the impact to the APR rate that you have typically experienced as a result of these deal structure changes.

          Tell us more about the consumer practices during third quarter of 2016 that drove these changes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.

                                                            Sincerely,

                                                            /s/ Stephanie L.
Sullivan

                                                            Stephanie L.
Sullivan
                                                            Senior Technical
and Policy Advisor
                                                            Office of Financial
Services